

"A revolution in oral hygiene"

YEAREND-UPDATE-2022

UPDATED INFORMATION ON 2022

Coming off 2021, 2022 held promise that the pandemic was turning the corner, however rising inflation, high gas and commodity prices, coupled with global tensions stemming from the ongoing war in Ukraine dampened the prospects of a successful funding campaign. Additionally, the decline in valuations that was pervasive made the pursuit of an M&A was made untenable to advance without the advancement of a potential second patent approval, and a potential acquisition that boost Clean Bite's valuation.

Although the USPTO had not advanced any determination on the patent application number PCT/US20/22223 (sometimes written as "PCT/US2020/0022223"), which was discussed in our 2021 C-AR filing, we have received a Notice of Allowance in the Q1 of 2023. Determination on how this may impact a path forward in 2023, will be determined in the Q2 of 2023.

The financial landscape remains volatile and will be monitored, and no doubt reflect the company's decision process. In an effort to better understand our options in these turbulent times, we have begun talks with seasoned executives from within the industries common to Clean Bite, LLC's endeavors.

Clean Bite, LLC remains a pre revenue company, requiring prudence and stewardship to succeed globally.

THERE REMAINS A SUBSTANTIAL RISK IN INVESTMENT, AND ANY UNACCREDITED/ACCREDITED INVESTOR SHOULD SEEK THEIR ATTORNEY'S ADVICE OR FINANCIAL ADVISOR (CPA) BEFORE MAKING ANY INVESTMENT INTO CLEAN BITE, LLC SECURITIES AS DESCRIBED IN ANY FUTURE PUBLIC OFFERING.

AS OF DECEMBER 31, 2021, NO INVESTMENT OFFERING IS AVAILABLE.

John H Gallagher, Jr.
Managing Director
Clean Bite, LLC